UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA holds General Ordinary Shareholders’ Meeting

Mexico City, Mexico, November 30, 2022—Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), announces the main resolutions adopted by the General Ordinary Shareholders’ Meeting held today.

SUMMARY OF THE MAIN RESOLUTIONS ADOPTED BY

THE GENERAL ORDINARY SHAREHOLDERS’ MEETING, NOVEMBER 30, 2022

I.	Report on the execution by certain shareholders of the Company of the share purchase agreement dated July 31, 2022 and the consequences and actions required in connection therewith.

FIRST. - It is resolved to take note of the SPA and the Conditions set forth therein, to which the effectiveness of such SPA and the obligations contained therein are subject.

SECOND. - It is approved and noted, in terms of the SETA Notice, SETA's intention to pledge the Series BB Shares of the capital stock of the Company, of which SETA is the holder, to guarantee compliance with the obligations of the New Financing, contingent to the acquisition of the shares in terms of the SPA.

THIRD. - It is hereby acknowledged and approved that the Company carry out all acts that may be necessary or convenient in connection with the New Financing and the Security Documents in order to evidence that the shares issued and the title covering the Converted Series B Shares pursuant to the June 11 Meeting Resolutions will apply to guarantee the New Financing under the terms set forth in the SETA Notice.

FOURTH. - It is hereby acknowledged and recorded that, (i) to date there are 49,766,000 (forty nine million seven hundred sixty six thousand) unsubscribed and unpaid Series B Shares (the "Treasury Series B Shares") issued, which are deposited in the treasury of the Company, (ii) the registration of the Treasury Series B Shares in the National Securities Registry is updated in terms of official letter number 153/10027069/2021 dated December 1st, 2021, (iii) the Treasury Series B Shares are represented by a share certificate which is deposited with S. D. Indeval Institución para el Depósito de Valores, S.A. de C.V. ("Indeval"), and (iv) in the event that the Series BB shares representing the capital stock of the Company are converted into Series B shares representing the capital stock of the Company, the Treasury Series B Shares are used to satisfy and consummate such conversion for the purposes contemplated in the New Financing and the Ordinary Pledge Agreement, it being understood that they will cease to be applicable to the financing described in the shareholders' meeting dated June 11, 2021.

FIFTH. - It is hereby authorized that, in the event that the Series BB shares representing the capital stock of the Company are converted into Series B shares representing the capital stock of the Company, the Company submit any and all notices, notifications or documents and carry out all acts that may be necessary for the purposes of, immediately after the delivery of such instruction, (i) commencing the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V. (ii) carry out the corresponding transfers or entries in Indeval for purposes of (y) recording that the Converted Series B Shares have been pledged in terms of the respective security agreements, and (z) credit the Converted Series B Shares to the account established in terms of such security agreements for the benefit of the creditors of the New Financing, (iii) the Secretary non-member of the Board of Directors of the Company to make the corresponding entries in the Company's share registry book, and (iv) in general, the Company shall carry out any legal acts, formalities, steps, procedures or deliveries of documents that may be necessary before any securities depository entity, authority or stock exchange in the United Mexican States or abroad, as well as before any person, that may be necessary to consummate and fully satisfy the conversion of the Series BB shares representing the capital stock of the Company into Series B shares.

SIXTH. - The automatic cancellation of the Series B Shares is approved in the event that the Ordinary Pledge Agreement is terminated and this is not substituted or replaced, either totally or partially, by a guarantee agreement whose object or in whose assets are the Series BB Shares granted in pledge, and provided that the Company, through the Secretary of the Board of Directors, has received written confirmation from the creditors or the agent, as applicable, under the New Financing, of said circumstance. Likewise, it is approved that the Company carry out all the necessary actions to withdraw said security from Indeval and cancel it.

SEVENTH. - It is approved that the Company, through its attorneys-in-fact, carry out any legal act, management, process, procedure, dispatch, procedure, execution, notification, instruction or delivery of agreements or documents in connection with or derived from any of the foregoing resolutions.

II.	Report on the resignations submitted by certain members of the Board of Directors of the Company, and by the Chairman of the Board of Directors.

EIGHTH. - It is hereby noted and approved, the report on the resignation submitted by Messrs. Diego Quintana Kawage, Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, José Bernardo Casas Godoy, Próspero Antonio Ortega Castro and Christian Whamond as members and/or Chairman of the Board of Directors of the Company and corresponding committees, ratifying their lawful acts during their appointment, granting the broadest release applicable by law, as well as, if applicable, hold them safe and harmless from and against any claim, and to indemnify them from any liability related to, or derived from, directly or indirectly, their performance as members of the Board of Directors and/or of the committees of such board, including the payment of indemnification from any damage and/or loss that may have been caused and the necessary amounts to reach a settlement of any such claim, unless such liability is the result of their negligence, bad faith or willful misconduct, or derives from illicit actions as set forth in the Securities Market Law and any other applicable legal provisions, including the noncompliance of the duty of loyalty pursuant to such law.

In this regard, it was agreed that this Resolution will be subject to the fulfillment of the Condition Precedent.

III.	Report regarding the appointment of the three proprietary members of the Board of Directors appointed by the Series "BB" shareholders and approval of resolutions in this regard.

NINTH. - In terms of the provisions of the Company's By-laws, the appointment of SETA, holder of the Company's Series “BB” shares, is noted and the report submitted on the appointment of Nicolas Notebaert, Olivier Mathieu and Rémi Maumon de Longevialle to the Board of Directors is approved.

In this regard, it was agreed that this Resolution will be subject to the fulfillment of the Condition Precedent.

IV.	Appointment of the persons who will be members of the Board of Directors of the Company, to be appointed by the Series “B” shareholders and adoption of resolutions in this regard.

TENTH. - Likewise, it is resolved to authorize the appointment of Messrs. Mr. Pierre-Hugues Schmit, Mr. Eric Delobel and Mrs. Emmanuelle Huon as new members of the Board of Directors, appointed by the shareholders of the Series "B" shares.

In this regard, it was agreed that this Resolution will be subject to the fulfillment of the Condition Precedent.

V.	Appointment of the Chairman and ratification of the Secretary, who is not a member of the Board of Directors of the Company, in accordance with the provisions of Article Sixteen of the Company's Bylaws, and approval of resolutions in this regard.

ELEVENTH. - It is approved to appoint Mr. Nicolas Notebaert as Chairman of the Board of Directors., in the understanding that such appointment is subject to the condition precedent of the Closing.

TWELFTH. - It is approved to ratify Mrs. Adriana Díaz Galindo as Secretary of the Board of Directors, without being a member thereof.

THIRTEENTH. - Finally, it is approved to maintain the independent members of the Board of Directors of the Company as members of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee.

In this regard, the Board of Directors and the Audit and Corporate Practices, Finance, Planning and Sustainability Committees would be integrated as follows, once the Condition Precedent is met:

BOARD OF DIRECTORS

Proprietary Directors	Position	Share Serie
Nicolas Notebaert	Chairman	“BB”
Rémi Maumon de Longevialle	Director	“BB”
Olivier Mathieu	Director	“BB”
Pierre-Hugues Schmit	Director	“B”
Eric Delobel	Director	“B”
Emmanuelle Huon	Director	“B”
Martin Werner Wainfeld	Independent Director	“B”
Alejandro Ortega Aguayo	Independent Director	“B”
Luis Ignacio Solórzano Aizpuru	Independent Director	“B”
Ricardo Maldonado Yáñez	Independent Director	“B”
Federico Patiño Márquez	Independent Director	“B”

SECRETARY OF THE BOARD OF DIRECTORS

Name	Position
Adriana Díaz Galindo	Secretary, not a member of the Board

AUDIT COMMITTEE

Name	Position
Martin Werner Wainfeld	Chairman / Independent Director
Alejandro Ortega Aguayo	Independent Director
Federico Patiño Márquez	Independent Director

CORPORATE PRACTICES, FINANCE, PLANNING AND SUSTAINABILITY COMMITTEE

Name	Position
Ricardo Maldonado Yáñez	Chairman / Independent Director
Alejandro Ortega Aguayo	Independent Director
Luis Ignacio Solórzano Aizpuru	Independent Director

FOURTEENTH. - The appointments of the Board Members, Chairman of the Board, Chairmen of the Board Committees and Secretary of the Board of Directors approved at the Meeting, shall be effective and shall continue in office until such time as a Shareholders' Meeting resolves otherwise.

VI.	Proposal, discussion and if applicable, approval of the designation of Special Delegates to formalize the resolutions adopted by the meeting.

Designation of Special Delegates.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated December 1, 2022